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                            February 9, 2021

       Andrew Shapiro
       Chairman and Chief Executive Officer
       Broadscale Acquisition Corp.
       1845 Walnut Street
       Suite 1111
       Philadelphia, PA 19103

                                                        Re: Broadscale
Acquisition Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed February 9,
2021
                                                            File No. 333-252449

       Dear Mr. Shapiro:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 8, 2021 letter.

       Amendment No. 2 to Form S-1 filed February 9, 2021

       Note 8 - Subsequent Events, page F-16

   1. We note that the date of the audit opinion included in your document has been changed to
                                                        February 8, 2021. As
such, it appears to us that you should update the date though which management has
evaluated subsequent events. Please revise your footnote accordingly.
 Andrew Shapiro
Broadscale Acquisition Corp.
February 9, 2021
Page 2

        You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or John Cash,
Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202)
551-3345 or Jay Ingram, Legal Branch Chief at (202) 551-3397 with any other questions.



FirstName LastNameAndrew Shapiro                           Sincerely,
Comapany NameBroadscale Acquisition Corp.
                                                           Division of
Corporation Finance
February 9, 2021 Page 2                                    Office of
Manufacturing
FirstName LastName